UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2010

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Announces Extension and Increase to Securitization Facility”, dated June 30, 2010.

Exhibits

1.	Press release dated June 30, 2010.

Textainer Group Holdings Limited Announces Extension and Increase to Securitization Facility

Financing Facilities Now Total Almost $1 Billion

HAMILTON, Bermuda, June 29, 2010 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE: TGH) (“Textainer” ), the world’s largest lessor of intermodal containers based on fleet size, today announced that Textainer Marine Containers Limited (“TMCL”), Textainer’s primary asset owning subsidiary, extended and increased the size of its securitization facility.

The total commitment under the securitization facility increased from $475 million to $750 million. The interest rate is 2.75% over LIBOR during an initial two-year revolving period. If the securitization facility is not refinanced or renewed during this two-year period, the facility is structured to amortize over 10 years, but not to exceed the maximum term of 15 years.

“We are extremely pleased to extend and increase the size of TMCL’s securitization facility,” said John Maccarone, Textainer’s President and Chief Executive Officer. “The $750 million facility significantly expands our access to capital during a challenging credit environment and strengthens our relationships with global lending institutions. With this agreement, we have added five new banks to four existing banks, resulting in a stronger and more diverse lending group for the benefit of the Company and its shareholders. We believe the success of this transaction underscores our leadership position and demonstrates the participating banks’ strong confidence in and commitment to Textainer.”

“This securitization facility further strengthens our capital structure and complements our $205 million bank revolver, which matures in 2013. These two facilities total almost $1 billion, solidifying our ability to continue to grow both organically and through acquisitions as we have done in the past.”

Mr. Maccarone added, “We appreciate the ongoing support Textainer has received from leading banks. We would like to thank Wells Fargo Securities for structuring and placing the facility, Fortis Bank SA/NV and ING Bank as Mandated Lead Arrangers as well as Bank of America and SunTrust Bank as Managing Agents. We would also like to thank Fortis Bank Netherland, Credit Suisse AG, BTMU Capital Corporation and DVB Bank for their participation.”

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts, and include, but are not limited to, statements concerning the initial and future interest rates under the securitization facility. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results.

The Company’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. The Company is under no obligation to modify or update any or all of the statements it has made in this press release despite any subsequent changes that the Company may make in its views, estimates, plans or outlook for the future.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of 1.5 million containers, representing over 2.2 million twenty-foot equivalent units (TEU), in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees, including each of the world’s top 20 container lines, as measured by the total TEU capacity of their container vessels. We believe we are one of the most reliable lessors of containers, in terms of consistently being able to supply containers in locations where our customers need them. We have provided an average of 96,000 TEU of new containers per year for the past 10 years and have been one of the largest purchasers of new containers among container lessors over the same period. We are one of the largest sellers of used containers among container lessors, having sold more than 100,000 containers during the last year to more than 1,000 customers. We provide our services worldwide via a network of regional and area offices and independent depots.

SOURCE: Textainer Group Holdings Limited

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Corporate Compliance Officer

ir@textainer.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2010

Textainer Group Holdings Limited

/s/ JOHN A. MACCARONE
John A. Maccarone
President and Chief Executive Officer